Mail Stop 3561

December 2, 2008

Randall D. Holmes
Ridgewood Electric Power Trust IV
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

       Re: **Ridgewood Electric Power Trust IV**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed November 24, 2008
             File No. 000-25430

             Ridgewood Electric Power Trust V
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed November 24, 2008
             File No. 000-24143

Dear Mr. Holmes:

       We have completed our review of your Schedule 14A filings, as amended, and have no further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director

cc: Frank E. Lawatsch, Jr.
        Day Pitney LLP
        Facsimile No. (212) 916-2940